Exhibit 2

PERSONAL AND CONFIDENTIAL

February 15, 2005

Board of Directors

Prolong International Corporation

6 Thomas

Irvine, California 92618

Board of Directors:

St. Cloud Capital, LLC (“St. Cloud”) is pleased to submit this restructuring plan for St. Cloud Capital Partners, L.P. and its Affiliates (the “Purchasers”) to provide equity capital and a debt to equity conversion to Prolong International Corporation (the “Company” or “Issuer”) for the purposes provided herein.

This Proposal Letter (herein so called) is presented for discussion purposes only, and except for the obligations of the parties set forth in the paragraphs of this Proposal Letter labeled “Expenses” and “Confidentiality”, this Proposal Letter does not constitute a binding commitment of either the Purchasers or the Issuer. Any commitment on the part of St. Cloud to provide financing on the terms set forth herein, or on any other terms, is subject to the execution and delivery of definitive legal documents mutually agreed to by the parties and completion of final due diligence satisfactory to the Purchasers.

In an effort to simplify the transaction, St. Cloud has provided two attachments to this Proposal Letter for your review (proposed pro forma balance sheet and pro forma capitalization table post-transaction).

Subject to the foregoing, the principal terms and conditions on which the Purchasers propose to provide a restructuring plan to the Issuer are as follows and shall occur in two phases:

Issuer:	Prolong International Corporation (the “Company” or the “Issuer”)

Purchasers:	St. Cloud Capital Partners, LP and Affiliates

10866 Wilshire Boulevard, Suite 1450 • Los Angeles, California 90024

Tel 310.475.2700 • Fax 310.475.0550 • www.stcloudcapital.com

Board of Directors

Prolong International Corp.

February 15, 2005

Overview of Plan

PHASE I

1) Exercise of Warrants:

St. Cloud shall exercise all of its warrants (approximately 4,500,000) at the stated exercise price per share of $0.06. This will provide the Company with cash proceeds of $270,000.

2) Equity Investment:

An investor group shall purchase a minimum of $650,000 of common stock from the Company (6.8M shares @ $0.095 per share).

3) Lease Concession:

President Properties and Euclid Plaza, LLC, an Affiliate, shall amend the terms of the lease as follows: the monthly lease payment effective January 1, 2005 will be $22,000 per month with Prolong’s portion being $ 10,500. The conceded lease obligation of $406,000 will be paid in common stock at the same price per share as the equity investment and the St. Cloud conversion. The past due 2004 tax obligations and half of Dec. 2005 rent totaling $38,000 will be due and payable only upon shareholder approval of this transaction.

PHASE II

1) Debt to Equity Conversion (Subject to Shareholder Approval)

St. Cloud shall convert all of its outstanding notes ($2,750,000) into common stock of the Company at $0.095 per share. However, St. Cloud is prepared to move forward immediately with exercising its warrants and deferring its principal payments.

St. Cloud shall relinquish its rights to Oryxe profit participation under the amendment to the securities purchase agreement dated August 11, 2004 between the Company and St. Cloud.

Closing

The Issuer and the Purchaser will use best efforts to close the transaction on or before Monday, February 28, 2005.

Conditions to Closing Phase I:

1) Management restructuring; i) Bill Carlson shall assume role of acting- CEO; ii) Nico Rosier shall assume role of acting-COO and CFO; iii) Tom Billstein shall assume role of VP Administration; and iv) Bob Lautz shall assume role of Non-executive chairman.

2) Elton Alderman’s contract shall not be renewed. Mr. Alderman shall be restricted to only representing the Company in his capacity as board member, not as an officer of the Company, in all relations with employees, customers, or vendors. Mr. Alderman shall be restricted from having an office at the Company.

Use of Proceeds:	Provide working capital. Proceeds may only be disbursed subject to the approval of acting CFO and/or the Non-executive chairman.

Board of Directors

Prolong International Corp.

February 15, 2005

Securities:	Common Stock

Price per share:	$0.095 per share

Registration Rights:	The Company shall immediately file a Registration Statement on Form S-3 covering the Securities and use its best efforts to have the Registration Statement declared effective within ninety (90) days after the Closing.

Legal Documentation:	The Issuer shall enter into definitive legal documentation prepared by Purchasers’ counsel on terms and conditions that are reasonable, normal and customary for transactions of this type. The definitive legal documentation shall include representations and warranties of the Issuer that are normal and customary for transactions of this type.

Financial Reporting:	The Issuer shall furnish to the Purchasers reasonable financial information as requested. Such financial information shall include, but is not limited to, (i) audited financial statements prepared by an accounting firm acceptable to Purchasers within one hundred twenty (120) days of the Company’s fiscal year end; (ii) internally prepared financial statements within thirty (30) days of each calendar month end; and (iii) an annual budget for the upcoming fiscal year by month within thirty (30) days of fiscal year end. All financial reports should include a balance sheet, income statement and statement of cash flows prepared in accordance with GAAP, accompanied by a management discussion and analysis of the appropriate reporting period, compared to the previous year and the budget.

Board Representation:	Purchaser shall have the right to appoint two (2) new board members out of an assumed nine (9) person board of directors. Bob Lautz shall become non-Executive Chairman. The Board of Directors shall meet at least quarterly. Issuer shall pay reasonable Board Meeting travel expenses incurred by the Purchaser Member.

Closing Date:	The Issuer and the Purchasers will use best efforts to close the transaction on or before Monday, February 28, 2005.

Expenses:	The Issuer shall reimburse all reasonable actual out of pocket fees and expenses incurred by Purchasers in connection with the transaction contemplated herein, including legal fees, auditor fees, consultant fees, travel expenses and other fees, including third party fees, associated with due diligence, documentation and closing. Such reimbursement shall not be contingent upon the successful closing of the transaction contemplated herein.

Board of Directors

Prolong International Corp.

February 15, 2005

Confidentiality:	The Proposal Letter is delivered to the Issuer and its representatives with the understanding that its substance shall be disclosed by the Issuer to its senior executive officers, board of directors, legal counsel, accountants and financial advisors for the purpose of evaluating the transaction proposed herein. Any disclosure to any third party, without Purchasers’ consent, is strictly prohibited.

Expiration Date:	This Proposal Letter will expire at 5:00 p.m. PST on Thursday, February 17, 2005.

Applicable Law:	State of California

If the terms and conditions set forth herein are acceptable, please evidence your acceptance of this Proposal Letter by executing this Proposal Letter where indicated and returning a fully executed counterpart of this Proposal Letter. Upon your acceptance of this Proposal Letter as herein provided, Purchasers will complete business and legal due diligence and proceed expeditiously toward a formal closing.

Sincerely,	ACCEPTED BY:
St. Cloud Capital, LLC	Prolong International Corporation

/s/ Marshall S. Geller
Marshall S. Geller	Name:
Senior Managing Director	Director

President Properties and Euclid Plaza, LLC

/s/ Edwin A. Meserve
Edwin A. Meserve Partner

DATE OF ACCEPTANCE:             , 2005

CC: Mike Hedge, Esq. (Stradling Yocca Carlson and Rauth)